                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF APRIL 2004

                        (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X    Form 40-F
                                  ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                            Yes         No  X
                                ---        ---

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                       (THE WHARF HOLDINGS LIMITED LOGO)

                          THE WHARF (HOLDINGS) LIMITED
               (Incorporated in Hong Kong with limited liability)
                                  Stock Code: 4

                              CONNECTED TRANSACTION

--------------------------------------------------------------------------------

  A wholly-owned subsidiary of The Wharf (Holdings) Limited entered into an agreement on 16th April, 2004 for the sale, at a consideration of HK$15.2 million, by the Wharf group to Lane Crawford (BVI) Limited of a 39.08% effective interests in City Super Limited, the operator of the stores under the name "City'Super" in Hong Kong.

  The purchaser is indirectly wholly-owned by a trust the settlor of which is the Chairman of the Company. Consequently, the transaction constitutes a connected transaction for the Company under the Listing Rules.

  Given its size or value, the transaction falls within the category as stipulated under rule 14A.32(1) of the Listing Rules. Particulars of the transaction will be disclosed in the annual report and accounts of the Company for the year ending 31st December, 2004.

--------------------------------------------------------------------------------



DETAILS OF THE AGREEMENT (the "Agreement")

AGREEMENT DATE : 16th April, 2004

PARTIES        : Wharf Hong Kong Limited, a wholly-owned subsidiary of The Wharf
                 (Holdings) Limited ("Wharf" or the "Company", together with its subsidiaries referred to as the "Wharf Group"), as vendor (the "Vendor").

                 Lane Crawford (BVI) Limited, or its nominee, as purchaser (the "Purchaser").

ASSETS FOR SALE : 1,000 shares of US$1.00 each in Diamond View Limited ("DVL")
                  (the "Sale Shares"), representing the entire issued share capital of DVL. DVL owns 39.08% of the issued share capital of City Super (BVI) Limited ("CSBL"), of which City Super Limited ("CSL") is a wholly-owned subsidiary.


CONSIDERATION AND PAYMENT TERMS:

The amount of consideration is HK$15.2 million which has been received in cash on completion of the Agreement which took place immediately after the signing of the Agreement.

Apart from the consideration in respect of the Sale Shares, there is no other consideration received or receivable by the Wharf Group under the transaction due to the fact that as at completion, there existed no outstanding shareholder's loan due from DVL, CSBL or any subsidiary of CSBL to the Wharf Group nor did there exist any guarantee previously given by the Wharf Group for the giving of financial assistance to DVL, CSBL or any subsidiary of CSBL.

The amount of such consideration would value the entire issued share capital of CSBL at HK$38.9 million. On the basis of the consolidated net profit of CSBL for the ten months ended 29th February, 2004 being of an amount of HK$1.3 million and being annualised for the purpose of calculation, such valuation would translate into a historic price-earning multiple of 24.6 times.


INFORMATION ON DVL, CSBL AND CSL

DVL and CSBL do not carry on any business nor do they own any material assets apart from the holding by DVL of a 39.08% equity interest in CSBL and the holding by CSBL of the entire issued share capital of CSL. The amount of the book value of the Sale Shares in the books of account of the Wharf Group immediately before completion of the Agreement is HK$13.0 million.

The principal business of CSL is the operation of up-market supermarkets and life-style stores for the sale of goods and other consumables. It also grants licences to operators of book shops, florists, fast food outlets, cafe, and provides consultancy services relating to supermarket and retail store operations.

CSL initially began operation of its first City'Super store at Times Square in Causeway Bay and then opened its second City'Super store at Harbour City in Tsimshatsui. Both of these two store premises are owned by the Wharf Group. It operates two "Log On" stores in Yau Yat Tsuen and Tai Koo Shing and recently opened a third City'Super store at International Finance Centre in Central District. CSL also operates a food court at Silvercord in Tsimshatsui.

The consolidated net asset value of CSBL as at 29th February, 2004 as per its management accounts is HK$35.8 million. For its last two financial years ended 30th April, 2002 and 2003, CSBL reported audited consolidated net profits before tax of HK$5.3 million and HK$0.7 million respectively and audited consolidated net profits after tax of HK$4.3 million and HK$0.7 million respectively. During those years, there were no extraordinary items. Up to 29th February, 2004,

CSBL had accumulated an aggregate consolidated loss of HK$11.8 million. CSBL has not paid any dividend to its shareholders ever since its incorporation in 1996. The consolidated net asset values of CSBL as at 30th April, 2002 and 2003 amounted to HK$33.7 million and HK$34.5 million respectively.


BACKGROUND AND REASONS FOR THE SALE

The holding of the retailing stake in respect of the Sale Shares, representing the Wharf's Group entire interest in CSBL and the only retail investment held by the Wharf Group in Hong Kong, basically resulted from the fact that the Wharf Group was desirous of securing CSL as an anchor tenant of Times Square and Harbour City which are owned by the Wharf Group. Traditionally, retail business is not a core business of the Wharf Group.

In recent years, CSL has embarked on various expansion plans, through the opening of more stores in different districts in Hong Kong, the latest one being its City'Super store at International Finance Centre in Central District opened in 2003. Ongoing retail expansion plans of CSL inherently carry a certain degree of business risks and necessitate capital needs which is not in line with the original expectation of the Wharf Group. With the original objective of securing City'Super store tenancies well accomplished, the disposal of the Sale Shares to a suitable interested party, such as the Purchaser, with strong and reputable retail background represents a good opportunity for the Wharf Group to divest itself of this incubatory investment. Furthermore, the close relationship of the Purchaser with the Wharf Group would be beneficial to the future retention of City'Super stores as anchor tenants at Times Square and Harbour City.

The Sale Shares were held by the Wharf Group following acquisition from its controlling shareholder, namely, Wheelock and Company Limited ("Wheelock"), in February 2003 as a result of a corporate reorganisation of Wheelock at a consideration of HK$10.8 million, compared to HK$15.2 million received by the Wharf Group from the Purchaser under the Agreement. Given the book value in respect of the Sale Shares in the Wharf Group's books of account being HK$13.0 million as stated above, the Wharf Group has realised a gain of HK$2.2 million on the disposal of the Sale Shares.


GENERAL

The transaction under the Agreement was entered into on an arm's length basis after due negotiation.

The principal business activities of the Wharf Group are ownership of properties for letting, property development and investment, container terminals and communications, media and entertainment, and that of the Purchaser is retailing. As at the date of this announcement, the board of directors of Wharf comprises Mr. Peter K. C. Woo, Mr. Gonzaga W. J. Li, Mr. Stephen T. H. Ng, Mr. David J. Lawrence, Professor Edward K. Y. Chen, Mr. Paul M. F. Cheng, Dr. Raymond K. F. Ch'ien, Mr. Erik B. Christensen, Mr. Vincent K. Fang, Mr. Hans Michael Jebsen, Mr. Christopher P. Langley, Mr. Quinn Y. K. Law, Ms. Doreen Y. F. Lee, Mr. T. Y. Ng and Mr. James E. Thompson.

The directors, including the independent non-executive directors, of Wharf who have participated in the consideration and approval of the Agreement are of the opinion that the Agreement and also the terms therein are on normal commercial terms, are fair and reasonable, and are in the commercial interests of the Wharf Group, and that the Agreement was entered into after due negotiations on an arm's length basis with reference to the prevailing market conditions.


REGULATORY ASPECTS

As Lane Crawford (BVI) Limited is indirectly wholly-owned by a trust the settlor of which is the chairman of the Company, namely, Mr. Peter Woo, the sale of the Sale Shares (the "Transaction") constitutes a connected transaction for Wharf under the Listing Rules.

Given that the annual revenue attributable to the asset which is the subject of the Transaction represents more than 0.1% but less than 2.5% of the audited consolidated turnover of the Company for the year ended 31st December, 2003, the Transaction in so far as it relates to the Company falls within the category under paragraph 14A.32(1) of the Listing Rules. Particulars of the Transaction will be disclosed in the annual report and accounts of the Company for the year ending 31st December, 2004.



                                            By Order of the Directors
                                                 WILSON W S CHAN
                                                Company Secretary

Hong Kong, 16th April, 2004

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           THE WHARF (HOLDINGS) LIMITED - WHARF


Date: April 19, 2004


                                           By:  /s/ Wilson Chan
                                               ---------------------------------
                                               Name:  Wilson Chan
                                               Title: Company Secretary